                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K


(Mark One)

[_]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934 (FEE REQUIRED) for the fiscal year ended               or
                                                      --------------

[X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from
     April 1, 1996 to December 31, 1996

Commission file number 1-14142



                   RENAL TREATMENT CENTERS, INC. SAVINGS PLAN
                            (Full title of the plan)


                         RENAL TREATMENT CENTERS, INC.
                            1180 W. Swedesford Road
                             Building 2, Suite 300
                          Berwyn, Pennsylvania  19312
      (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

  Financial Statements

  Statement of Net Assets Available for Plan Benefits, as of
  December 31, 1996.

  Statement of Changes in Net Assets Available for Plan Benefits for the nine months ended December 31, 1996.

  Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1996.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Renal Treatment Centers, Inc. has duly caused this report to be signed by the undersigned thereunto duly authorized.


          RENAL TREATMENT CENTERS, INC. SAVINGS PLAN



Date:   April 24, 1997                 By:   /s/Michael Cutuli
      -----------------------------        -------------------------
                                             Michael Cutuli
                                             Plan Administrator

                         RENAL TREATMENT CENTERS, INC.
                                 SAVINGS PLAN

                              REPORT ON AUDIT OF
                             FINANCIAL STATEMENTS




                      as of and for the nine months ended
                               December 31, 1996

                         RENAL TREATMENT CENTERS, INC.
                                  SAVINGS PLAN

                         INDEX TO FINANCIAL STATEMENTS
                                  -----------

Report of Independent Accountants...................    2

Financial Statements:
  Statement of Net Assets Available for Plan
  Benefits, December 31, 1996.......................    3

  Statement of Changes in Net Assets Available
       for Plan Benefits for the nine months ended
       December 31, 1996............................    4

  Notes to Financial Statements.....................  5-9

  Supplemental Information:

       Schedule of Net Assets Held
            for Investment Purposes at
            December 31, 1996                          11


                       Report of Independent Accountants



To the Participants and Administrator of the Renal Treatment Centers, Inc. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Renal Treatment Centers, Inc. Savings Plan as of December 31, 1996 and the related statement of changes in net assets available for benefits for the nine months ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the changes in net assets available for benefits for the nine months ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of net assets held for investment at December 31, 1996, is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented herein for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


COOPERS & LYBRAND L.L.P.

600 Lee Road
Wayne, Pennsylvania
April 4, 1997

                  RENAL TREATMENT CENTERS, INC. SAVINGS PLAN

                       STATEMENT OF NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS WITH FUND INFORMATION

                               December 31, 1996

                                                                                                           Fund Information

                                -------------------------------------------------------------------------------------------

                                    CIGNA         CIGNA       CIGNA       CIGNA        CIGNA      CIGNA       Fidelity
                                 Guaranteed     Lifetime     Lifetime    Lifetime     Lifetime   Lifetime      Growth
                                   Income          20           30          40           50        60       Opportunities
                                    Fund          Fund         Fund        Fund         Fund       Fund         Fund
                                -------------------------------------------------------------------------------------------
Cash
Investments, at current value     $ 3,409,205    $ 117,546    $178,564    $146,321      $ 65,193    $17,908    $ 1,990,459
Participant notes receivable

Receivables:
     Employer's contributions,
     net of forfeitures                11,013        1,367       1,299       1,618           483        144          3,227

     Participant's contributions       17,363        5,413       5,620       7,157         3,032        703         13,463
                                --------------------------------------------------------------------------------------------
                                       28,376        6,780       6,919       8,775         3,515        847         16,690
                                --------------------------------------------------------------------------------------------

Net assets available for
     plan benefits                $ 3,437,581    $ 124,326    $185,483    $155,096      $ 68,708    $18,755    $ 2,007,149
                                ============================================================================================


----------------------------------------------------------------------------------

 Warburg Pincus Warburg Pincus Warburg Pincus
     Growth        Emerging     International Renal Treatment
    & Income       Growth          Equity        Centers      Participant
      Fund          Fund            Fund       Common Stock      Notes     Total
----------------------------------------------------------------------------------
                                                                         $       921
     $114,344      $377,400        $ 92,894      $273,351                  6,783,185
                                                              $189,533        189,533



        1,302         4,085           1,040         5,167                     30,745

        6,267        17,268           4,690        11,911                     92,887
--------------------------------------------------------------------------------------
        7,569        21,353           5,730        17,078           0        123,632
--------------------------------------------------------------------------------------


     $121,913      $398,753        $ 98,624      $290,429     $189,533   $ 7,097,271
======================================================================================


   The accompanying notes are an integral part of the financial statements.

                  RENAL TREATMENT CENTERS, INC. SAVINGS PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS WITH FUND INFORMATION

                  For the nine months ended December 31, 1996

                               Fund Information

                                           --------------------------------------------------------------------------------
                                           General Asset    General Asset                          CIGNA            CIGNA
                                                Fund           Fund          U.S.        Money   Guaranteed       Lifetime
                                           Non-Participant  Participant     Stock       Market     Income            20
                                              Directed       Directed        Fund         Fund      Fund            Fund
                                           --------------------------------------------------------------------------------
Additions
Additions to net assets attributed to:
Investment Income:
     Net appreciation (depreciation)
          in current value of
          investments                                   -             -           -          -      $ 116,483       $ 4,438

Interest Income:
     Loan                                               -             -           -          -              -             -
                                           --------------------------------------------------------------------------------
                                                                                                      116,483         4,438
                                           --------------------------------------------------------------------------------

Contributions:
     Employer                                           -             -           -          -        265,711        18,559
     Participants                                       -             -           -          -        685,977        83,884
                                           --------------------------------------------------------------------------------
                                                        0             0           0          0        951,688       102,443
                                           --------------------------------------------------------------------------------

Total Additions                                         0             0           0          0      1,068,171       106,881
                                           --------------------------------------------------------------------------------

Deductions
Deductions from net assets attributed to:
     Benefits paid to participants                      -             -           -          -        158,466           501

     Administrative Expenses                            -             -           -          -          2,093             8
                                           --------------------------------------------------------------------------------

Total Deductions                                        0             0           0          0        160,559           509
                                           --------------------------------------------------------------------------------

Net increase prior to interfund transfers               -             -           -           -       907,612       106,372

Interfund Transfers                              (901,343)   (1,513,802)  (1,511,240)  (340,914)    2,529,969        17,954

Net increase (decrease)                          (901,343)   (1,513,802)  (1,511,240)  (340,914)    3,437,581       124,326

Net Assets available for plan benefits:
     Beginning of period                          901,343     1,513,802    1,511,240    340,914             -             -
                                           --------------------------------------------------------------------------------

     End of period                                      -             -            -          -     3,437,581       124,326
                                           ================================================================================



---------------------------------------------------------------------------------------------------------------------
    CIGNA        CIGNA        CIGNA        CIGNA        Fidelity         Warburg Pincus Warburg Pincus Warburg Pinc
   Lifetime     Lifetime     Lifetime     Lifetime      Growth               Growth        Emerging       Internation
      30           40           50           60      Opportunities          & Income        Growth         Equity
     Fund         Fund         Fund         Fund          Fund                Fund           Fund           Fund
---------------------------------------------------------------------------------------------------------------------




      $ 5,237      $ 4,946       $2,369        $ 617      $ 240,191            $1,071       $ 10,816         $2,760


           -            -            -            -              -                 -              -              -
-------------------------------------------------------------------------------------------------------------------
        5,237        4,946        2,369          617        240,191             1,071         10,816          2,760
-------------------------------------------------------------------------------------------------------------------


       21,220       23,113        6,276        2,224         80,214            16,930         55,078         13,247
      160,753      119,642       42,514       11,224        421,860            94,699        253,937         72,653
-------------------------------------------------------------------------------------------------------------------
      181,973      142,755       48,790       13,448        502,074           111,629        309,015         85,900
-------------------------------------------------------------------------------------------------------------------

      187,210      147,701       51,159       14,065        742,265           112,700        319,831         88,660
-------------------------------------------------------------------------------------------------------------------



        1,628        1,196        2,256          316        100,416               416          3,042            143

           68           35           12            0          1,300                67             94             10
-------------------------------------------------------------------------------------------------------------------

        1,696        1,231        2,268          316        101,716               483          3,136            153
-------------------------------------------------------------------------------------------------------------------

      185,514      146,470       48,891       13,749        640,549           112,217        316,695         88,507

         (31)        8,626       19,817        5,006      1,366,600             9,696         82,058         10,117

      185,483      155,096       68,708       18,755      2,007,149           121,913        398,753         98,624


           -          -             -            -              -                  -              -             -
-------------------------------------------------------------------------------------------------------------------

      185,483      155,096       68,708       18,755      2,007,149           121,913        398,753         98,624
===================================================================================================================




--------------------------------------------------------

Renal Treatment
    Centers      Participant
  Common Stock      Notes        Other       Total
--------------------------------------------------------




     $ (31,268)             -           -       $357,660


             -           2,935          -          2,935
   -----------------------------------------------------
       (31,268)          2,935            0      360,595
   -----------------------------------------------------


        76,642             -            -        579,214
       218,055             -           921     2,166,119
   -----------------------------------------------------
       294,697              0            0     2,745,333
   -----------------------------------------------------

       263,429          2,935          921     3,105,928
   -----------------------------------------------------



         3,007             -            -        271,387

           882             -            -          4,569
   -----------------------------------------------------

         3,889              0            0       275,956
   -----------------------------------------------------

       259,540          2,935          921     2,829,972

        30,889        186,598           -             -

       290,429        189,533          921     2,829,972


             -              -            -     4,267,299
   -----------------------------------------------------

       290,429        189,533          921     7,097,271
   =====================================================



   The accompanying notes are an integral part of the financial statements.

                         RENAL TREATMENT CENTERS, INC.
                                  SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                              -------------------



1.    Description of Plan:
      -------------------

The following description of the Renal Treatment Centers, Inc. ("Company") Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Renal Treatment Centers, Inc. serves as the Plan Administrator. The Plan's assets are held and managed by the trustee, CG Trust Company, a CIGNA affiliate, in the Renal Treatment Centers, Inc. Savings Plan Trust (the "Trust"). Effective April 1, 1996, the Plan entered into a group annuity contract (the "Contract") with Connecticut General Life Insurance Company, a subsidiary of CIGNA. Assets are held by the trustee until they are used to purchase annuities for participants at retirement or on earlier termination of employment with vested benefits. Fees, charges and taxes payable by the Plan and/or trustee and the trustee compensation are outlined in the trust agreement and the Contract.

Basis of Presentation and Plan Amendments:
------------------------------------------

Effective March 31, 1996, the Plan elected to terminate its relationship with Principal Mutual Life Insurance Company. The net assets of the Plan were transferred to CG Trust Company, an affiliate of CIGNA. The Plan's financial statements for the nine month period ended December 31, 1996 have been prepared for inclusion in Form 11-K filed with the Securities and Exchange Commission. On April 1, 1996, as approved by the Board of Directors on December 5, 1996, the Plan was amended to provide increased investment opportunities for the participating employees. The number of investment options increased to eleven, including the option to invest in the Company's common stock. These financial statements have been prepared for the nine month period as allowed by Form 11-K, representing the period since the investment option to purchase Company securities began.

In addition, the Plan was amended to accelerate the vesting schedule, to revise the employer matching of contributions and to provide a loan feature which allows participants to borrow from their fund accounts.

General:
--------

 The Plan is a defined contribution plan covering substantially all employees of Renal Treatment Centers, Inc. and its Subsidiaries who have completed six months of eligible service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974(ERISA).

Contributions:
--------------

Contributions to the Plan are made by participants and the Company. A participant may elect to contribute up to 15% of pre-tax earnings (basic contribution). The employer will contribute $.50 for every $1.00 of pre-tax contributions up to a maximum of 5% of eligible earnings. The total basic and supplemental pre-tax contributions for each participant may not exceed $9,500 per Plan year for 1996. The basic and supplemental pre-tax contributions are not taxable to the employee for federal income tax purposes. Supplemental contributions are not matched by the Company.

                              --------------------



1.  Description of Plan, Continued:

Participant Accounts:
---------------------------

Each participant account is credited with the participant's contribution, an allocation of the Company's contributions and an allocation of Plan earnings. Allocations are based on participant account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting and Forfeitures:
------------------------

The value of the Company's matching contributions vest in a participant's account based on years of continuous service as indicated in the following table:


            Less than 2 years          -      0%
            2 years, but less than 3   -     25%
            3 years, but less than 4   -     50%
            4 years, but less than 5   -     75%
            5 years or more            -    100%

However, a participant becomes 100% vested after attaining age 65, becoming permanently and totally disabled or at the date of their death. Early retirement is permitted upon attaining age 59 1/2 and 5 years of vested service.

Notwithstanding the event which gives rise to a participant's termination of employment, the balance of the participant's contributions plus actual earnings thereon are always 100% vested and nonforfeitable.

If a participant permanently terminates their employment for reasons other than death, total disability or retirement and if the person is not fully vested, they will forfeit the non-vested balance in their account. Under certain conditions, participants may have their previously forfeited balance reinstated within the five-year period following their date of retirement or termination. At December 31, 1996 forfeited nonvested accounts totaled $51,514. These accounts will be used to reduce future employer contributions. Also, for the nine month period April 1, 1996 to December 31, 1996, no employer contributions were reduced by forfeited nonvested accounts.

Participant Notes Receivable:
-----------------------------

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the Participant Notes fund. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Interest rates range from 6 percent to 10 percent. Principal and interest is paid ratably through monthly payroll deductions.

                             ---------------------



Payment of Benefits:
-------------------

Benefits are paid according to the vested interest to which participants are entitled upon retirement, termination, death or disability. Upon retirement, death or disability, benefits are distributed to the participant or beneficiary in annual installments under various payment options or in a lump sum payment at the election of the participant or their beneficiary. Upon termination, a participant with an account balance exceeding $3,500 may make an irrevocable election to have the balance distributed to them, or defer commencement of the distribution until normal retirement age. If the balance does not exceed $3,500, the amount is distributable to them in a lump sum payment.

2.  Summary of Significant Accounting Policies:

Plan Termination:
----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contribution accounts.

Basis of Accounting:
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition :
-------------------------------------------

Investments in the CIGNA Lifetime Funds, CIGNA Guaranteed Income Fund, Fidelity Advisor Growth Opportunities Fund, Warburg Pincus Advisor Growth & Income Fund, International Equity Fund, and Emerging Growth Fund are stated at market value as reported to the Plan by CIGNA. The market value of investments in Renal Treatment Center, Inc. Common Stock is based on quoted market prices as of the last business day of the Plan year. Investment income and interest are recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans receivable are valued at the outstanding principal loan amount which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits:
--------------------

Benefits are recorded when paid.

                              --------------------

Use of Estimates:
-----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from the estimates.

Risks and Uncertainties:
------------------------

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Plan Expenses:
-------------

Administrative expenses of the Plan of approximately $34,115 were paid by the Company for the nine months ended December 31, 1996.

3.  Investments
    -----------

Under the Plan, each participant may direct his contributions to be invested in one or more of the following investment programs administered by the Connecticut General Life Insurance Company, a CIGNA company, the Investment Manager of Plan assets. Upon enrollment in the Plan, a participant may direct employee contributions in 1 percent increments in any of the 10 investment options or the Company stock. Participants may change their investment options at any time and their contribution percentage on a quarterly basis.

CIGNA Lifetime Funds - These funds are comprised of five distinct, multi-asset
--------------------
class, multi-manager investment portfolios which invest in different bond/stock mixes.

Fidelity Advisor Growth Opportunities Fund - This fund invests primarily in
------------------------------------------
common stocks and securities convertible into common stock.

Warburg Pincus Advisor Growth & Income Fund - This fund invests in income
-------------------------------------------
producing securities, including, but not limited to, dividend paying equity securities and fixed income securities, including common stocks and other marketable securities which derive their value from common stocks, such as rights and warrants.

Warburg Pincus Advisor International Equity Fund - This fund invests in a
------------------------------------------------
broadly diversified portfolio of equity securities of financially strong non-U.S. issuers located in growing international economies.

Warburg Pincus Advisor Emerging Growth Fund - This fund invests in equity
-------------------------------------------
securities of small to medium sized domestic companies with emerging or renewed growth potential.

CIGNA Guaranteed Income Fund - This fund invests in a diversified portfolio of
----------------------------
high quality, fixed income instruments (principally intermediate-term bonds and commercial mortgages within Connecticut General's General Account).

4.  Related Party Transactions:
    ---------------------------

Certain Plan investments are shares of mutual funds managed by CIGNA. CIGNA is the trustee as defined by the Plan. Fees were paid by the Company for the investment management services and therefore are not party-in-interest transactions.

5.  Tax Status
    ----------

The Internal Revenue Service has determined and informed the Company by a letter dated December 20, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and in-house counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                            Supplemental Information

                  RENAL TREATMENT CENTERS, INC. SAVINGS PLAN

                  SCHEDULE OF NET ASSETS HELD FOR INVESTMENT

                             at December 31, 1996

                           -------------------------

                                  Desription of Investment
          Identity of Issuers,    Including Maturity Date,
          Borrower, Lessor        Rate of Interest, Collateral,                     Current
          or Similar Party        Par or Maturity Value            Cost               Value
          ---------------------   ---------------------------- -------------    ----------------
          Connecticut General        CIGNA Guaranteed Long
             Life Insurance Company    Term Fund               $   3,409,204.55   $  3,409,204.55

          Connecticut General
             Life Insurance Company  Lifetime 20               $     113,119.37   $    117,546.48

          Connecticut General
             Life Insurance Company  Lifetime 30               $     173,677.15   $    178,564.43

          Connecticut General
             Life Insurance Company  Lifetime 40               $     141,665.83   $    146,321.26

          Connecticut General
             Life Insurance Company  Lifetime 50               $      62,946.71   $     65,193.37

          Connecticut General
             Life Insurance Company  Lifetime 60               $      17,313.76   $     17,907.61

          Connecticut General        Fidelity Advisor Growth
             Life Insurance Company    Opportunities           $   1,763,451.15   $  1,990,458.77

          Connecticut General        Warburg Pincus Growth
             Life Insurance Company    & Income                $     113,302.82   $    114,343.76

          Connecticut General        Warburg Pincus Emerging
             Life Insurance Company    Growth Fund             $     366,505.04   $    377,400.22

          Connecticut General        Warburg Pincus
             Life Insurance Company    International Equity    $      90,137.09   $     92,893.71


          National Financial         RTC Common Stock          $     305,690.73   $    273,350.84
             Services Co.

                                     Cash Transaction Account
                                       (GST)                   $         920.72   $        920.72
          Connecticut General
             Life Insurance Company  Outstanding Participant
                                     Loan, Interest rate 8.75%
                                     - 10.00%                              ----   $    189,533.22



                                      -11-